# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fervo Energy Company, CIK 0001853868
CUSIP: 31556C106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 10/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002011994

## Reporting persons
- John Douglas Arnold: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,293,504; shared voting power 0; sole dispositive power 15,293,504; shared dispositive power 0; aggregate amount beneficially owned 15,293,504 (5.3% of the class)
- Centaurus Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 15,293,504; shared voting power 0; sole dispositive power 15,293,504; shared dispositive power 0; aggregate amount beneficially owned 15,293,504 (5.3% of the class)
- Centaurus Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 15,293,504; shared voting power 0; sole dispositive power 15,293,504; shared dispositive power 0; aggregate amount beneficially owned 15,293,504 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Fervo Energy Company
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, Texas 77002

## Item 2. Person Filing
Name of person filing: (i) John Douglas Arnold, (ii) Centaurus Capital LP ("Centaurus"), and (iii) Centaurus Holdings, LLC ("Centaurus GP", and together with John Douglas Arnold and Centaurus, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 1717 West Loop South, Suite 1800, Houston, Texas 77027
Citizenship: (i) John Douglas Arnold is a United States citizen, (ii) Centaurus is a Texas limited partnership, and (iii) Centaurus GP is a Texas limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, Centaurus is the direct holder and beneficial owner of 15,293,504 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of Fervo Energy Company (the "Issuer"). Centaurus GP is the general partner of Centaurus and Centaurus GP is wholly owned by its sole member, John Douglas Arnold. In addition, John Douglas Arnold owns all of the limited partnership interests in Centaurus. Due to their relationships with Centaurus, Centaurus GP and John Douglas Arnold may be deemed to beneficially own the shares of Class A Common Stock of the Issuer held directly by Centaurus.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 5.3% of the shares of Class A Common Stock of the Issuer outstanding. Such percentage is based on 286,977,787 shares of Class A Common Stock of the Issuer outstanding as of August 10, 2026, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
Sole power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to vote or to direct the vote of 15,293,504 shares of Class A Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 0 shares of Class A Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to dispose or to direct the disposition of 15,293,504 shares of Class A Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to dispose or to direct the disposition of 0 shares of Class A Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- John Douglas Arnold: /s/ John Douglas Arnold, John Douglas Arnold/Self (10/27/2026)
- Centaurus Capital LP: /s/ John Douglas Arnold, John Douglas Arnold/Sole Member of General Partner (10/27/2026)
- Centaurus Holdings, LLC: /s/ John Douglas Arnold, John Douglas Arnold/Sole Member (10/27/2026)